Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth AbbVie’s historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the financial statements and accompanying notes included under Item 1, “Financial Statements and Supplementary Data” and Item 2, “Management's Discussion and Analysis of Financial Condition and Results of Operations.” This information should also be read in conjunction with AbbVie’s consolidated financial statements and accompanying notes included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For further information, see Exhibit 12.2 entitled “Computation of Ratio of Earnings to Fixed Charges”.

	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	7.4	8.0	6.0	16.6	41.3